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Darius i. ravangard

Darius.ravangard@dechert.com
+1 202 261 3345 Direct

January 17, 2025

VIA EDGAR

Lauren Hamilton, Staff Accountant

David Matthews, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc.
Registration Statement on Form N-2
File No. 333-280449

Dear Ms. Hamilton and Mr. Matthews:

On behalf of Trinity Capital Inc. (the “Company”), this letter responds to the oral accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) via telephone on July 25, 2024, August 2, 2024 and January 2, 2025 regarding the Company’s Registration Statement on Form N-2 (File No. 333-280449) (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on June 25, 2024.

For your convenience, the Staff’s comments are set forth below and are followed by the Company’s responses. When revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Amendment No. 1 to the Registration Statement filed concurrently herewith. Such revisions are also set forth in Annex A hereto for your ease of reference.

Capitalized terms used but not defined herein have the meanings ascribed thereto in the Registration Statement.

January 17, 2025 Page 2

ACCOUNTING COMMENTS

Prospectus

Fees and Expenses (page 16)

1.	Comment: The Staff makes reference to footnote 2 to the Fees and Expenses table, which discloses, in relevant part, that the Company will pay certain fees and expenses incurred in the offering, including reasonable and documented fees and expenses of counsel to the Selling Securityholders in an amount not to exceed $75,000. On a supplemental basis, please explain why this disclosure is included in the “Offering expenses” line item of the “Stockholder transaction expenses” section of the Fees and Expenses table.

Response: The Company respectfully advises the Staff that, the referenced disclosure is included in footnote 2 to the “Offering expenses” line item of the “Stockholder transaction expenses” section of the Fees and Expenses table to provide additional information and clarity regarding the offering related fees and expenses that will be paid by the Company and those that the Selling Securityholders’ will be responsible for, including (i) all brokers’ and underwriters’ discounts and commissions, transfer taxes, and transfer fees relating to the sale or disposition of the Convertible Notes and the shares of common stock issuable upon conversion thereof, and (ii) the fees and expenses of any counsel to the Selling Securityholders exceeding $75,000.

2.	Comment: The Staff makes reference to footnote 4 to the Fees and Expenses table, which discloses that the “Operating expenses” line item includes the fees and expenses related to the registration rights agreements set forth therein in an estimated amount of $450,000. On a supplemental basis, please explain whether this amount is inclusive or exclusive of the $75,000 amount disclosed in footnote 2 to the Fees and Expenses table.

Response: The Company respectfully advises the Staff that the estimated amount referenced in footnote 4 to the Fees and Expenses table relates to the Company’s operating expenses incident to the Convertible Notes and shares of common stock issuable upon conversion thereof and its obligations under the Convertible Notes Registration Rights Agreement, and does not include offering related expenses related to the resale of the Convertible Notes, including the fees and expenses of counsel to the Selling Securityholders in an amount up to $75,000.

January 17, 2025 Page 3

3.	Comment: The Staff makes reference to the “interest payments on borrowed funds” line item of the Fees and Expenses table in the Registration Statement and the Series A Notes issued in October 2024. On a supplemental basis, please provide a reconciliation of the “interest payments on borrowed funds” line item of the Fees and Expenses table in the Registration Statement with the Statements of Operations contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, including with respect to the inclusion of the Series A Notes in such “interest payments on borrowed funds” line item and related footnote.

Response: The Company respectfully advises the Staff that it has revised its disclosure in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A. The Company also undertakes to provide the requested reconciliation to the Staff supplementally.

Senior Securities (page 32)

4.	Comment: The Staff makes references to the Senior Securities section of the Registration Statement. Please incorporate by reference the Company’s most recently filed Quarterly Report on Form 10-Q.

Response: The Company respectfully advises the Staff that it has revised its disclosure in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Part C

Exhibits (page C-1)

5.	Comment: Please revise the consent of the independent registered public accounting firm filed as Exhibit (n)(1) to the Registration Statement as needed, as it consents to the reference to such accounting firm under the captions “Senior Securities” and “Independent Registered Public Accounting Firm” in the Registration Statement.

Response: The Company respectfully advises the Staff that the Company’s independent registered public accounting firm, Ernst & Young LLP, is referenced under the caption “Independent Registered Public Accounting Firm” in the Registration Statement and the Company has revised the “Senior Securities” caption to also reference such accounting firm. Please see the changed pages attached hereto as Annex A.

January 17, 2025 Page 4

LEGAL COMMENTS

6.	Comment: On a supplemental basis, please reconfirm the continuing applicability and reliance by the Company on prior SEC and Staff precedence, as previously set forth in correspondence to the Staff dated January 21, 2021 and July 8, 2021, as justification for the issuance of the Convertible Notes notwithstanding the limitations of Section 18(d) of the 1940 Act, as modified by Section 61(a) of the 1940 Act.

Response: On a supplemental basis, the Company respectfully reconfirms to the Staff the continuing applicability and reliance by the Company on such prior SEC and Staff precedence referenced in the Staff’s comment, as previously set forth in correspondence to the Staff dated January 21, 2021 and July 8, 2021, as justification for the issuance of the Convertible Notes notwithstanding the limitations of Section 18(d) of the 1940 Act, as modified by Section 61(a) of the 1940 Act.

7.	Comment: If any facts or circumstances related to the resale of the Convertible Notes or registration of the shares of common stock issuable upon the conversion of the Convertible Notes, as described in the Registration Statement, alter the basis for continued reliance on the prior precedence referenced in the Staff’s comment immediately above, please address the appropriateness of the Company’s continued reliance in your response.

Response: On a supplemental basis, the Company respectfully advises the Staff that the basis for continued reliance on such prior precedence referenced in the Staff’s comment has not changed.

8.	Comments: Please update the Incorporation of Certain Information by Reference section of the Registration Statement for any applicable filings of the Company since the filing of the Registration Statement on June 25, 2024.

Response: The Company respectfully advises the Staff that it has revised its disclosure in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

*      *      *

January 17, 2025 Page 5

Should you have any questions regarding this letter, please contact Darius I. Ravangard at 202.261.3345 (or by e-mail at Darius.Ravangard@dechert.com) or Harry S. Pangas at 202.261.3466 (or by e-mail at Harry.Pangas@dechert.com).

Sincerely,

/s/ Darius I. Ravangard
Darius I. Ravangard

cc:	Sarah Stanton, Trinity Capital Inc.
Michael Testa, Trinity Capital Inc.
Harry S. Pangas, Dechert LLP

ANNEX A